Via Facsimile and U.S. Mail
Mail Stop 6010

April 27, 2009

Terrance J. Lillis
Senior Vice President and Chief Financial Officer
Principal Financial Group, Inc.
711 High Street
Des Moines, IA 50392

Re: Principal Financial Group, Inc.
    Part III of the Form 10-K for the Fiscal Year Ended December 31, 2008
    File Number: 001-16725

Dear Mr. Lillis:

        We have reviewed the Part III information of the above referenced Form 10-K
which is incorporated by reference from your definitive proxy statement filed on April 8,
2009 and have the following comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like and identify the annual or quarterly filing, as applicable, in which you
intend to first include it. If you do not believe that revised disclosure is necessary,
explain the reason in your response. After reviewing the information provided, we may
raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation

Compensation Discussion & Analysis, incorporated from page 20 of your definitive
proxy statement

Individual Performance Factors, incorporated from page 26 of your definitive proxy
statement

   1. You disclose that in February of 2008, your Human Resources Committee
      established individual performance factors for your Named Executive Officers in

the following four categories: Financial, Customer, Internal and Learning and Growth. We also note that you disclose that each of these categories has specific individual goals that were set for the respective named executive officers. Please revise to disclose each specific goal and whether the respective executive officer met the goal. In addition, please revise to disclose how the committee determined the annual incentive award percent disclosed on page 26 of your proxy statement awarded to the respective named executive officers.

Severance Plans, incorporated from page 42 of your definitive proxy statement

2. We note that you disclose that you have established The Principal Severance Plan for Senior Executives. It does not appear that you have filed a copy of this plan. Please revise to file a copy of this plan pursuant to Item 601(b)(10) of Regulation S-K.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 or me, at (202) 551-3715 with any questions regarding these comments.

Sincerely,

Jeffrey Riedler
Assistant Director